UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
WASHINGTON, D.C. 20549	Expires: January 31, 2005
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-19608
CUSIP NUMBER 001930205

(Check One)  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR

        For Period Ended:   July 31, 2002

        [  ] Transition Report on Form 10-K

        [  ] Transition Report on Form 20-F

        [  ] Transition Report on Form 11-K

        [  ] Transition Report on Form 10-Q

        [  ] Transition Report on Form N-SAR

        For the Transition Period Ended:

        Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

Part I--Registrant Information

        Full Name of Registrant:

ARI Network Services, Inc.

        Former Name if Applicable:

       Address of Principal Executive Office (Street and Number):  11425 West Lake Park Drive, Suite 900

       City, State and Zip Code:  Milwaukee, Wisconsin 53224

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Company’s chief executive officer has needed to attend to vital personal and family matters in the time period immediately prior to the due date of the Form 10-K.  This has unavoidably prevented him from being able to pass upon the adequacy of the disclosures in the Form 10-K.  In addition, the Company is in the process of analyzing its disclosures pertaining to the subordinated debenture reflected in the Company’s third quarter Form 10-Q.  This analysis will not be completed until after the due date of the Form 10-K.

Part IV--Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Timothy Sherlock                                                              (414)                             973-4300

(Name)

              (Area Code)

           (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will have a net income of approximately $188,000 for the year ended July 31, 2002, compared to a net loss of $13,025,000 for the year ended July 31, 2001.  The increase in earnings was due to the one-time charges to earnings in fiscal 2001 associated with the Company’s restructuring and the cost reductions in fiscal 2002 as a result of the restructuring.

                                       ARI Network Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  October 29, 2002                                    By  /s/ Timothy Sherlock

Timothy Sherlock, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).